Exhibit 8

Exhibit 8 – Significant Subsidiaries

Alumina Limited’s significant subsidiaries are as follows:

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Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Limited) through its direct and indirect interests totalling 40% in each of Alcoa World Alumina LLC, Alumina Espanola SA and Alcoa World Alumina Brasil Ltda. It is wholly owned by Alumina.

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Alumina Finance Limited – Incorporated in Australia this company issued US$350,000,000 2% guaranteed convertible bonds due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited.